EXHIBIT 99.1

FSD Pharma Completes Name Change to Quantum BioPharma and 65:1 Consolidation - Trading Under New Ticker Symbol “QNTM”

Toronto, August 15, 2024 Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: •) (“Quantum BioPharma” or the “Company”), formerly FSD Pharma Inc., a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, is pleased to announce that, further to its press release dated August 9, 2024 (the “August 9th Press Release”), effective today the Name Change (as defined in August 9th Press Release) and the Consolidation (as defined in August 9th Press Release) has been completed. The Company’s expects that its class B subordinate voting shares (“Class B Subordinate Voting Shares”) will commence trading under the new ticker symbol “QNTM” at the market open today on The Nasdaq Capital Market and the Canadian Securities Exchange, on a 65:1 post-Consolidation basis.

Upon Company’s new CUSIP and ISIN for the Class B Subordinate Voting Shares are 74764Y205 and CA74764Y2050, respectively.

After giving effect to the Consolidation, the Class B Subordinate Voting Shares were reduced from 84,531,149 to approximately 1,300,727 Class B Subordinate Voting Shares and the class A multiple voting shares (“Class A Multiple Voting Shares”) were reduced from 72 to 2 Class A Multiple Voting Shares. No fractional Class A Multiple Voting Shares and Class B Subordinate Voting Shares were issued in connection with the Consolidation. Instead, all fractional Class A Multiple Voting Shares or Class B Subordinate Voting Shares were rounded up to the nearest whole number. The exercise price and/or conversion price and number of Class B Subordinate Voting Shares issuable under any of the Company’s outstanding convertible securities were proportionately adjusted in connection with the Consolidation.

Marrelli Trust Company Limited, the Company’s registrar and transfer agent, has mailed letters of transmittal to registered shareholders providing instructions for the exchange of their Class B Subordinate Voting Shares as soon as practicable following the effective date. Registered shareholders may also obtain a copy of the letter of transmittal by accessing the Company’s SEDAR+ profile at www.sedarplus.ca. Until surrendered, each Class B Subordinate Voting Share certificate or direct registration system statement representing pre-Consolidation Class B Subordinate Voting Shares will represent the number of whole post-Consolidation Class B Subordinate Voting Shares to which the holder is entitled as a result of the Consolidation. No action is required by beneficial holders to receive post-consolidation Class B Subordinate Voting Shares in connection with the Consolidation. Beneficial holders who hold their Class B Subordinate Voting Shares through intermediaries (e.g., a broker, bank, trust company investment dealer or other financial institution) and who have questions regarding how the Consolidation will be processed should contact their intermediaries with respect to the Consolidation.

In addition, as approved by the shareholders of the Company at the annual general and special meeting of shareholders held on July 22, 2024, and further to the August 9th Press Release, the Company has closed a non-brokered private placement and issued 4 post-Consolidation Class A Multiple Voting Shares of the Company at a price of $18.00 per Class A Multiple Voting Share for gross proceeds of $72.00 (the “Offering”). All securities issued pursuant to the Offering are subject to a statutory hold period of four months plus a day from issuance in accordance with applicable securities laws of Canada. The Company intends to use the proceeds of the Offering for general working capital purposes.

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MI 61-101 Disclosure

Xorax Family Trust (“Xorax”), a trust of which Zeeshan Saeed, the Chief Executive Officer and Co-Chairman of Quantum BioPharma is a beneficiary, and Fortius Research and Trading Corp. (“Fortius”), a corporation of which Anthony Durkacz, a Co-Chairman of Quantum BioPharma, is a director, purchased all the Class A Multiple Voting Shares issued pursuant to the Offering. The participation by such insiders is considered a “related-party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in respectively, sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the Offering as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company’s market capitalization (as determined under MI 61- 101).

The Company did not file a material change report more than 21 days before the expected closing of the Offering because the details of the participation therein by related parties to the Company were not settled until shortly prior to the closing, and the Company wished to close on an expedited basis for business reasons.

Early Warning Disclosure

This press release is being issued in accordance with the requirements of National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues (“NI 62-103”), in connection with the filing of the Early Warning Reports by Xorax, whose registered address is 3688 Stratton Woods Court, Mississauga, Ontario, L5L 4V2, and  Fortius, whose registered address is 2045 Lakeshore Boulevard West, Suite 3006, Toronto, Ontario M6V 2Z6 (collectively, the “Acquirors”) in respect of the Offering of the Company, whose registered address is 55 University Ave., Suite 1003, Toronto, Ontario M5J 2H7, Canada.

On August 15, 2024, Xorax acquired 2 Class A Multiple Voting Shares at a price of $18.00 per share for a total price of $36.00 and Fortius acquired 2 Class A Multiple Voting Shares at a price of $18.00 per share for a total price of $36.00 pursuant to the Offering.

Following the Offering, Xorax owns 3 Class A Multiple Voting Shares and 6,786 Class B Subordinate Voting Shares representing 50% of the outstanding Class A Multiple Voting Shares, 0.52% of the outstanding Class B Subordinate Voting Shares, and 28.26% of the voting rights attached to all of the Company’s outstanding voting securities.  Prior to the Offering, Xorax owned 1 Class A Multiple Voting Share and 6,786 Class B Subordinate Voting Shares, which represented 50% of the outstanding Class A Multiple Voting Shares, 0.52% of the outstanding Class B Subordinate Voting Shares, and 15.29% of the voting rights attached to all of the Company’s outstanding voting securities.

Following the Offering, Fortius owns 3 Class A Multiple Voting Shares and 1,632 Class B Subordinate Voting Shares, representing 50% of the outstanding Class A Multiple Voting Shares, 0.13% of the outstanding Class B Subordinate Voting Shares, and 28.09% of the voting rights attached to all of the Company’s outstanding voting securities.  Prior to the Offering, Fortius owned 1 Class A Multiple Voting Share and 1,632 Class B Subordinate Voting Shares, which represented 50% of the outstanding Class A Multiple Voting Shares, 0.13% of the outstanding Class B Subordinate Voting Shares, and 15.01% of the voting rights attached to all of the Company’s outstanding voting securities.

The Acquirors acquired the above-noted Class A Multiple Voting Shares for investment purposes.  In the future, the Acquirors will evaluate their respective investment in the Company from time to time and may, based on such evaluation, market conditions and other circumstances, increase or decrease their respective shareholdings as circumstances require through market transactions, private agreements, or otherwise.

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The Acquirors currently have no plans or intentions which would result in a corporate transaction, a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, a change in the board of directors or management of the Company, including any plans or intentions to change the number or term of directors or to fill any existing vacancies on the board, a material change in the Company’s business or corporate structure, a change in the Company’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of Company by any person or company, a class of securities of the Company being delisted from, or ceasing to be authorized to be quoted on, a marketplace, the Company ceasing to be a reporting issuer in any jurisdiction of Canada, a solicitation of proxies from securityholders, or an action similar to any of those enumerated.

Copies of the Early Warning Reports being filed by the Acquirors may be obtained on the Company’s SEDAR+ profile or by emailing rehansk@gmail.com or calling 416-786-6063 for Xorax’s Early Warning Report, or by emailing anthony@firstrepubliccapital.com or calling 416-720-4360 Fortius' Early Warning.

About Quantum BioPharma

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) (“Lucid-MS”). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun it out its OTC version to a company, Celly Nutrition, led by industry veterans. Quantum BioPharma retains ownership of 25.71% (March 31, 2024) of Celly Nutrition Corp. at www.cellynutrition.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd ™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Additionally, Quantum BioPharma retains a large tax loss carry forward of approximately CAD$130 million and could be utilized in the future to offset tax payable obligations against future profits. Quantum BioPharma retains 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical / medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential or commercial property.

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Forward Looking Information

This press release contains certain “forward-looking statements” within the meaning of Canadian securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “believes”, “anticipates”, “expects”, “is expected”, “scheduled”, “estimates”, “pending”, “intends”, “plans”, “forecasts”, “targets”, or “hopes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “will”, “should” “might”, “will be taken”, or “occur” and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking information herein includes, but is not limited to, statements that address activities, events or developments that the Company expects or anticipates will or may occur in the future.

The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the Canadian Securities Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC's website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts

Quantum BioPharma Ltd.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, Quantum BioPharma Ltd.

Email: info@QuantumBioPharma.com

Telephone: (416) 854-8884

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